UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No.      5     )

                                Tenet Healthcare Corporation
                         ---------------------------------
                                  (Name of Issuer)

                                     COMMON STOCK
                          ---------------------------------
                            (Title of Class of Securities)

                                       88033G100
                           ----------------------------------
                                     (CUSIP Number)

Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SeeRule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  88033G100

1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PACIFIC FINANCIAL RESEARCH, INC.
          T.I.N.:  95-4623796

2.    CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PERSUANT TO
      WHICH THIS SCHEDULE IS FILED:

	(x) Rule 13d-1(b)

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         9601 WILSHIRE BOULEVARD, SUITE 800
         BEVERLY HILLS, CALIFORNIA  90210

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER
         25,165,810

6.    NONE VOTING POWER
         2,360,800

7.    SOLE DISPOSITIVE POWER
         26,979,910

8.    SHARED DISPOSITIVE POWER
         1,312,800

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,292,710

10.  CHECK BOX IF THE AGGREGATED AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.7%

12.  TYPE OF REPORTING PERSON*
         I/A Investment Advisor

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          December 9, 2005

                                          /S/
                                          James H. Gipson
                                          President